PLC Systems Inc.

10 Forge Park

Franklin, Massachusetts 02038

(508) 541-8800

December 16, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549-3030

Attn:  Gary Newberry and Kevin Vaughn

Re:                              PLC Systems Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 19, 2010

File No. 1-11388

Messrs. Newberry and Vaughn:

PLC Systems Inc. (the “Company”), submits this letter in response to the comment letter from the U.S. Securities and Exchange Commission (the “Commission”) dated December 3, 2010 (the “Comment Letter”) relating to the Proxy Statement on Schedule 14A filed by the Company on November 19, 2010 with the SEC (the “Proxy Statement”). For your convenience, we have set forth below each of the numbered comments from the Comment Letter, followed by the Company’s response.

The Company is filing revised preliminary proxy materials along with this letter that reflect the changes described herein.  In addition to the EDGAR filing, we are delivering a hard copy of this letter along with five (5) copies of the revised preliminary proxy statement marked to indicate changes from the version filed on November 19, 2010. All page references in the Company’s responses are to the revised preliminary prospectus as marked.

Balance Sheet Data, page 67

1.             We note adjustment (a) includes an assumed payment for collection of trade receivables of $329,000.  We further note that you are not transferring the accounts receivable to the buyer.  Tell us why you believe this adjustment meets the criteria pro forma adjustment under Rule 11-02(b)(6) of Regulation S-X or revise to remove such adjustment from your presentation.

The $329,000 of trade receivables referenced in adjustment (a) are trade receivables owed to the Company by the buyer, which, pursuant to the terms of the Addendum to Amended and Restated Distribution Agreement attached to the Proxy Statement as Annex B, are to be paid to the Company at the Closing; as such, the adjustments are directly attributable to the transaction.  The disclosure on page 80 has been revised to clarify the reason for this adjustment.

2.             Please provide further description for the other adjustments totaling $541,000 discussed in note 2(f).  Tell us how each of these adjustments meet the criteria for pro forma adjustments under Rule 11-02(b)(6) of Regulation S-X or revise to remove such adjustments from your presentation.

Please note that the Company has revised the amount of adjustments in note 2(f) from $541,000 to $338,000.  The adjustments in note 2(f) reflect the impact of recognizing all remaining deferred costs (included in prepaid expenses) and deferred revenues associated with inventory being sold that was previously paid for by, but never delivered to, the buyer.  Because the buyer will take possession of this inventory at the closing, the adjustments are directly attributable to the transaction.  The disclosure on pages 79 and 80 has been revised to clarify the reason for this adjustment.

Statement of Operations Data, page 68

3.             We note that the description of your TMR business and the related terms of sale of the TMR assets.  If the proposed disposal qualifies as a discontinued operation, pro forma operating information should be presented for each of the past two years.  Please revise to provide such information or tell us why such information is not required. Refer to interpretations of the Staff set forth in the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6 at: http://sec.gov/interps/telephone/phonesupplement3.htm

Please note that the disclosure has been revised to provide pro forma operating information for each of the past two fiscal years.

Consolidated Financial Statements, page F-1

4.             If authorization is sought from security holders for disposition of significant business, unaudited financial statements of that business should be provided in the proxy materials for the same periods as are required for the Registrant.  Please provide such unaudited financial statements for the TMR business, or tell us why such financial statements are not required. Refer to the requirements of Rules 11-01(b)(2) and 11-01(d) of Regulation S-X and the interpretations of the Staff set forth in the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6 at: http://sec.gov/interps/telephone/phonesupplement3.htm

Please note that the disclosure has been revised to provide unaudited carve-out financial statements for the TMR product line for the same periods that are required for the Company. Management of the Company assessed the practicality of providing full historical financial statements for the TMR product line and determined it was impractical to do so for the following reasons:

•      The TMR “business” never has been conducted or accounted for as a stand-alone operation within the Company’s two wholly-owned subsidiaries, PLC Medical Systems, Inc. (“PLC”) and PLC Sistemas Medicos Internacionais (Deutschland) GmbH (“GmbH” and, together with PLC, the “Subsidiairies”).

•      PLC’s entire business consists of developing, manufacturing, marketing and servicing two distinct lines of medical products, one of which is the TMR product line. GmbH’s business is to market and service the two distinct product lines in select international countries. The Subsidiaries historically have only apportioned direct revenues and direct expenses between each of the two product lines. As such, full historical financial statements have never been prepared for the discrete TMR product line and management of the Company and the Subsidiaries believe there is no reliable or accurate way to allocate the common expenses of the Subsidiaries as if TMR were a stand-alone entity, and any attempt to do so would be factually unsupportable.

•      Neither the stock nor all of the assets of either Subsidiary are being sold. The authorization being sought from the shareholders of the Company is for the disposition of certain specified TMR assets and liabilities within each Subsidiary (which represent substantially all the assets and significant, but not all, liabilities related to the TMR product line). The Subsidiaries will, however, continue to operate as standalone legal entities following the closing of the asset sale. The Subsidiaries will also retain all assets and liabilities related to the other major product line, RenalGuard.

•      Management of the Company believes the most meaningful financial reporting presentation for its shareholders in connection with the proposed authorization being sought is to show a statement of the specific assets to be acquired and liabilities to be assumed by the buyer, a statement of revenues and direct expenses of the TMR product line and a corresponding statement of cash flows for the assets acquired and liabilities assumed by the buyer, and the revenues and direct expenses of the TMR product line for all the periods reported on by the Company.

The Company acknowledges that, in connection with the filing of the Proxy Statement and our responses to the Company Letter:  (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement; (ii) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (508) 520-2551.  Thank you.

Sincerely yours,

/s/ James G. Thomasch

James G. Thomasch,
Chief Financial Officer

Enclosures